Exhibit 99.1

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total Professeurs Associés Celebrates Its Second Anniversary

Paris — September 15, 2003 – Total Professeurs Associés (TPA – Total Associated Teachers) is celebrating its second anniversary this month. Commenting on the occasion, Alain Quénelle, TPA’s Chairman and founder, stated: “TPA now comprises 150 Group experts. Thanks to them, we are approaching the milestone of 1,000 half-days of training provided in France and abroad over the last two years.” This outstanding performance has encouraged the association’s members to pursue a new objective: “We want to expand our offering into countries in Africa, the Middle East and Latin America,” adds Alain Quénelle, “and further raise our profile with institutes of higher education.”

> 1,000 courses taught in two years

Offshore technology, geosciences, automotive and other fuels, and polymer production are just some of the wide array of courses related to the Group’s core businesses. Other courses cover cross-functional skills including intercultural management, patent law, sustainable development, and techniques to stimulate creativity and innovation. A total of more than 250 courses in 90 areas of knowledge are available, and 150 are offered in English.

> 150 experts from the Total Group

TPA’s membership has grown steadily since the association was created and now stands at 150 current and retired Total employees, all volunteers. “These managers all have one thing in common: they are passionate about their jobs, and are eager to share their oil and energy expertise with students,” says Alain Quénelle.

> An international dimension

Leveraging the varied skills of its experts and ever more diversified courses, the association has acquired an international dimension, with courses taught in 14 countries. Today, TPA is turning its attention to students in Africa, the Middle East and Latin America. To raise the profile of its activities with institutes of higher education in France and abroad, the association has a dedicated website:

http://www.totalprof.com